UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held corporation)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 22, 2015

Date, time and place: Held on October 22, 2015, at 08:30 AM, at Rua Fidêncio Ramos, 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

Call notice: Call notice was waived due to the attendance of all members of the Board of Directors, pursuant to item 6 of its Internal Rules.

Attendance: The totality of the members of the Board of Directors were attended the meeting: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of Article 17 of the Company’s Bylaws: (i) approval of the Dividends Policy of the Company; (ii) approval of the Management’s Proposal for the distribution of interim dividends on an extraordinary basis; and (iii) approval of the call notice of the Extraordinary General Shareholders’ Meeting of the Company.

Resolutions: After discussion and analysis of the matters of the Agenda, the following resolutions were unanimously passed, without reservations and/or qualifications, in order to:

(i)                 Approve the Dividends Policy of the Company, pursuant to Exhibit I hereto.

(ii)                        Approve the Management’s Proposal for the distribution of interim dividends on an extraordinary basis, in the total amount of R$ [2,000,000,000.00 (two billion Brazilian reais)], equivalent to [R$ 3,6127780810] per share issued by the Company, to be declared and paid against the Company’s Investments Reserve account, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015.

The Board of Directors hereby recommends to the Extraordinary General Shareholders’ Meeting of the Company the full approval of the Management’s Proposal approved in this meeting.

(iii)           Approve the call notice of the Extraordinary General Shareholders’ Meeting to be held on November, 30, 2015, at 02:30 PM, at the Company’s headquarters, to deliberate on the matter described in item (ii) above.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chairman of the Meeting; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and also Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, October 22, 2015

We certify that the present minutes are true copy of the Minutes of Ordinary Board of Directors’ Meeting held on October 22, 2015, filed at the Company´s headquarters.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO